PRESS RELEASE

October 11, 2005

FOR IMMEDIATE RELEASE

• UPDATE ON PERMITTING PROGRESS AT PRAIRIE CREEK MINE

Canadian Zinc Corporation (“TSX-CZN”) is pleased to report on progress during 2005 on its permitting activities in relation to its Prairie Creek zinc, lead, silver mine in the Northwest Territories.

Exploration Land Use Permit

The environmental assessment by the Mackenzie Valley Environmental Impact Review Board of the Company’s Phase III Exploration Drilling Land Use Permit Application continued throughout 2005.  This involved submission of a developer’s assessment report, numerous information responses, site tours, public scoping sessions, culminating in a recent public forum which was held in Fort Simpson on October 6, 2005.  This environmental assessment resulted from the Company’s application for an extension of area included in the pre-existing Exploration Land Use Permit issued in 2001.  The environmental assessment is nearing completion and it is expected that the recommendations of the Mackenzie Valley Environmental Impact Review Board will be sent to the Minister prior to year end. It is hoped that the permit will be issued in late 2005 or early 2006, which will enable mineral exploration activity to take place throughout the Prairie Creek property in 2006.

Winter Road Permit

A favourable Judicial Review decision was handed down in May 2005 by the Supreme Court of the Northwest Territories recognizing the historic undertaking on the winter access road to the Prairie Creek mine from the Liard highway and confirming that the Company’s application for a Land Use Permit for use of the winter road is exempt from environmental assessment pursuant to the Mackenzie Valley Resource Management Act.  Following this Court decision the Company has been negotiating the terms of the Land Use Permit with the Mackenzie Valley Land and Water Board and expects that this permit will be issued in due course, but not in time for the 2006 winter road season.

Water Licence - Judicial Review

A Judicial Review of the decision of the Mackenzie Valley Land and Water Board in September 2003 to issue a Class ‘B’ Water Licence for proposed underground development and operation of a pilot plant was heard by the Federal Court in Vancouver on August 30 and 31, 2005 and judgment is pending.  This appeal had been taken by the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company, alleging that the Licence as issued did not include all the recommendations of the Mackenzie Valley Environmental Impact Review Board. The Minister for Indian Affairs and Northern Development joined the case as an Intervenor.  Prior to the hearing, the Company reached agreement with the Minister that the Water Licence should be corrected to include the recommendations of the Mackenzie Valley Environmental Impact Review Board which had been adopted by the Minister.  Both the Company and the Minister have asked the Court to correct the Licence and have submitted proposed amending language to the Court.  This correction may take the form of an amendment approved by the Court, or a direction by the Court that the Licence be referred back to the Water Board for re-issue in its corrected form.

Mine Water Contingency Plan Approved

The Mackenzie Valley Land and Water Board approved the Company’s Mine Water Contingency Plan on August 24, 2005.  This is regarded as an important step forward as the Plan provides for the management of water at the Prairie Creek Mine.

As part of its mine water management plan the Company installed a new water treatment plant near the 870 underground portal.  This involves a new mixing station and pump together with 600 meters of piping underground into an internal sump.  During the summer of 2005 the Company also constructed a new polishing pond also located near to the 870 portal.  The pond was lined with sand and a liner was laid down as the impermeable membrane.  The polishing pond is designed to receive treated underground waters and plant discharge and to be the final settling area for sediment and zinc precipitate.

The new polishing pond and water treatment plant, coupled with the approval of the Mine Water Contingency Plan, represent a key cornerstone that will support future mining activities at Prairie Creek.  Water quality management is a primary concern at this mine and the Company now has the foundations of a sound water management system that is backed up by three treatment facilities namely, the primary underground sumps, the new polishing pond and the site catchment pond, prior to water being decanted and released into the environment.  This sets the foundation for what will be required in the full production water licence.

Environmental Studies

As part of the Company’s work towards securing an operating permit for the Prairie Creek mine, environmental activities were stepped up in anticipation of the licence application.  Multiple sets of water samples were collected throughout the 2005 season and analyzed for further data.  Along with this continuous weather and stream flow data were collected from newly installed automatic stations.  Manual flow measurements were also taken.

An engineering assessment was completed for the road corridor.  At the same time fisheries, wildlife and water studies were updated along the road corridor in consultation with fisheries consultants and with the Department of Fisheries and Oceans.

Further work was also carried out on baseline geochemical data relating to acid neutralization potential and involves the characterization of all local rock types and numerous static and kinetic tests on water, rock and on the different mineral deposits.

All of the environmental work carried out during 2005 will be used and integrated into the production permit application for a Type A water licence which the Company plans to file late in 2005 or early 2006.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling as currently known 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

For further information contact:

John Kearney	Alan Taylor
Chairman and President	Vice President Exploration &Chief Operating Officer
(416) 362-6686	(604) 688- 2001